January 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Bitcoin Fund (the “Registrant”) File Nos. 333-254134

Dear Mses. Tillan and Miller:

Pursuant to Rule 461 under the Securities Act of 1933 (“1933 Act”), the Registrant respectfully requests that the effectiveness of Pre-Effective Amendment No. 6 under the 1933 Act to the Registrant’s Registration Statement on Form S-1, as relates to the Registrant set forth above as filed with the Securities and Exchange Commission on January 8, 2024, be accelerated so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, January 10, 2024, or as soon as practicable thereafter.

Please contact Todd P. Zerega at Perkins Coie LLP at (202) 654-6378 with any comments or questions concerning this correspondence.

Sincerely,

WisdomTree Bitcoin Fund

By: WisdomTree Digital Commodity Services, LLC, as sponsor of the Registrant

By: /s/ Ryan M. Louvar

Name: Ryan M. Louvar

Title: Chief Legal Officer

cc: Todd P. Zerega, Esq.